1 INVESTOR PRESENTATION AUGUST 2020 Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated November 20, 2020 Relating to Preliminary Prospectus dated November 20, 2020 Registration No. 333 - 239777

FORWARD - LOOKING STATEMENTS 2 This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - l ooking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends ,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in each case, there negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on long er or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentati on; we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquid ity , and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Form F - 1 filed with the Securities and Exchange Commission. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in whi ch we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods. A ny forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statemen ts to reflect events or circumstances after the date of this presentation. You should read carefully our “Special Note Regarding Forward - Looking Information “ and the factors described in the “Risk Factors” section of our Form F - 1. FREE WRITING PROSPECTUS We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication rel ate s. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information ab out us and this offering. You may get these documents for free by visiting EDGAR on the SEC website, www.sec.gov. Alternatively, we or any underwriter par ticipating in the offering will arrange to send you the prospectus, if you contact ThinkEquity, a division of Fordham Financial Management, Inc., located at 17 State St reet, 22nd Floor, New York, NY 10004, or by telephone at (877)436 - 3673, or by email at prospectus@thinkequity.com.

3 ISSUER OFFERING/SIZE SHARES OFFERED EXPECTED PRICE RANGE LISTING/SYMBOL USE OF PROCEEDS SOLE BOOK RUNNER Vision Marine Technologies, Inc. US$20 million 2,000,000 to 2,500,000 (excluding the 15% over allotment option) US$8.00 - $10.00 NASDAQ / VMAR We intend to use the net proceeds of this offering as follows: ▪ Sales & Marketing; ▪ Build up Inventory for Order Fulfillment; ▪ Research & Development; ▪ Development of Rental Sales; ▪ General Working Capital. ThinkEquity, a division of Fordham Financial Management, Inc. VISION MARINE TECHNOLOGIES ™ OFFERING SUMMARY

FULLY ELECTRIC POWERTRAIN
GROUNDBREAKING DISRUPTIVE TECHNOLOGY AND IP

E-Motion powertrain technology provides what we believe to be the only truly disruptive series production high powered electric outboard system for watercraft that offers exceptional performance otherwise not available within the industry.

It is a complete integrated propulsion and energy management system perfectly suitable for demanding recreational boaters.

Efficient – massive fuel savings
The first fully-electric 180 hp integrated outboard system that offers exceptional performance.

Proprietary union assembly
Proprietary union assembly between the transmission and the electric motor design.

Robust demand
186 pre-order units for upcoming 12 months; 1,025 through next 3 years.

Low maintenance cost
A **fully sealed electric outboard motor** means there is no oil to check or spark plugs to replace.

Rapid, inexpensive charging
No special charging infrastructure or equipment required – regular 110v/220v at all marina locations.


VISION
Marine Technologies

MAXIMUM POWER	180 HP, 135 Kw
MAX TORQUE	320 Nm (235 ft, lb)
CONTINUOUS POWER	90 Kw
VOLTAGE	650 V
EFFICIENCY	94% @ 8,000 RPM
WEIGHT	413 Lbs., 188kg
LITHIUM BATTERY	60-240 Kw
SHAFT LENGTH	S-XL
COOLING	Water-Glycol
CONTROL	Can Bus

E-MOTION IS THE WORLD'S FIRST 180HP ELECTRIC PROPULSION ENGINE

E-MOTION MARKET OPPORTUNITY

RAPID GROWTH

In North America, 75 million people go boating each year according to the U.S. Coast Guard.

Sales of outboard engines in the U.S. alone increased to a 13 year high, representing revenue of US$2.9 billion.

Consumer demand for high performance engines continued to trend upward in 2019, exhibiting double digit gains.



LITHIUM-ION BATTERY PRICE OUTLOOK
Lithium-ion battery pack price (real 2018 $/kWh)
US$
1,400
1,200
1,000
800
600
400
200
0
2010
2015
2020
2025
2030
2024 implied price $94/kWh
2030 implied price $62/kWh
Observed prices
18% learning rate
Source: BloombergNEF

Research and Markets predicts that continued growth in the electric boat market will be due to:

- Advancement in battery technologies and efficiency, which offers greater range and higher speed;
- Decreasing battery prices; the cost of industry standard $ per kw/hr. has dropped from US$1,200 in 2010 to below US$200 in 2018, and continues to trend lower.
- Problems inherent to ICE boats, including a high pollution rate.
- Comparatively high traditional fossil fuel prices.
- Other noteworthy advantages offered by electric boats, such as less vibration, noiseless and smokeless use. Considerably less engine maintenance than boats that use ICEs.



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INVESTOR PRESENTATION 2020 6 E - MOTION MARKET OPPORTUNITY Surging US market growth to US$17B in 2025 As of 2018, according to NMMA, the US domestic outboard engine market size alone was valued at US$2.9B and is expected to grow to US$17B by 2025. The global marine outboard engine market is forecasted to post a CAGR of 7.3% by 2025. * https://www.gminsights.com/industry - analysis/outboard - engines - market Advancements in Battery Technologies Fuels Growth Significant and ongoing advancement in battery technology that offers far greater range and significantly higher speed is driving the demand for the electric boat market worldwide. Advantages offered by Vision Marine Technologies ™ , such as performance, range, noiseless, smokeless, less vibration and less engine maintenance than the traditional ICEs, are fueling growth. Worldwide Recreational Boating Market size is set to surpass USD $63 billion by 2026, according to a new research report by Global Market Insights, Inc.

High cumulative toxicity in the water as well as in the air; Increased pollutant concentrations in aquatic organisms and sediments; Increased nutrients, leading to an increase in algae and a decrease in oxygen (eutrophication); High levels of pathogens. Environmental Damage from Traditional Internal Combustion Engines (ICEs) In an effort to improve air quality and protect water habitats, cities and municipalities, there is a movement to ultimately ban or currently restrict the use of traditional gasoline and diesel powerboats (ICEs) from local waterways, lakes and rivers. In the early 2000’s, 8 million speedboats in the United States released 15 times more pollutants annually into the environment than the catastrophic oil spill produced by the oil tanker Exxon Valdez in 1989. U.S. Environmental Protection Agency has identified the following potential environmental impacts from gasoline - powered ICE boating: 7

8 OUR POWERBOATS PHOENIX 290 BRUCE 22 VOLT 180 FANTAIL 217 QUIETUDE 156 PRICE RANGE $175,000 - $325,000 US$135,010 - $250,733 $68,995 - $289,995 US$53,229 - $223,727 $34,995 - $190,000 US$26,998 - $146,582 $38,995 - $90,000 US$30,084 - $69,434 $22,995 - $38,000 US$17,740 - $29,316 MAXIMUM SPEED 51.5 km/h (32 mph) 65.9 km/h (41mph) 48 km/h (30 mph) 9.66 km/h (6 mph) 8.05 km/h (5 mph) CRUISING SPEED 32.2 km/h (20 mph) 32 km/h (20 mph) 24 km/h (15 mph) 8.05 km/h (5 mph) 6 - 13 km/h (4 - 8 mph) CAPACITY 10 passengers 5 - 8 passengers 11 - 14 passengers 8 - 10 passengers 4 passengers DRY WEIGHT 1,996 kg (4,400 lbs.) 1,088 kg (2,400 lbs.) 720 kg (1,600 lbs.) 775 kg (1,705 lbs.) 365 kg (800 lbs.) HULL MATERIAL Fiberglass Fiberglass Fiberglass Fiberglass Fiberglass OVERALL LENGTH 8.3m (29’) 6.7m (22’) 5.4m (17.9’) 6.6m (21.7’) 4.7m (15.6’) OVERALL WIDTH 2.6m (8.5’) 2.08m (6.6’) 2.13m (7’) 2.03m (6.8’) 1.5m (4.11’) DRAFT 0.45m (18”) 0.30m (12”) 0.43m (20”) 0.18m (8”) HOMOLOGATION USA, Canada, EU USA, Canada, EU USA, Canada, EU USA, Canada, EU USA, Canada, EU BATTERY TYPE Lithium ion/BMW i3 Lithium ion Lithium ion/BMW i3 Lithium ion/BMW i3 Lithium ion *US exchange rate = $1.2962

INVESTOR PRESENTATION 2020 9 VISION MARINE TECHNOLOGIES ™ CERTIFICATIONS EUROPEAN CONFORMITY UNITED STATES COAST GUARDS (USCG) CANADIAN COAST GUARDS (CCG)

U.S. ELECTRIC POWERBOATS

COMPETITIVE LANDSCAPE

	Vision Marine Technologies	Duffy Electric Boats	ElectraCraft	Ruban bleu electric boats
COST	✓	✗	✗	✗
TECHNOLOGY	✓	✗	✗	✗
LITHIUM-ION BATTERIES	✓	✗	✗	✗
BMW PARTNERSHIP	✓	✗	✗	✗
CERTIFICATIONS	✓	✗	✗	✗
PROPRIETARY IP	✓	✓	✗	✗
RANGE	✓	✗	✗	✗
SPEED	✓	✗	✗	✗

- Duffy Proprietary IP covers dated technology using environmentally unfriendly and highly polluting lead acid battery.

TRADITIONAL BOAT MANUFACTURES

- *Winnebago Industries – NYSE: "WGO"*
- *Brunswick Corp. – NYSE: "BC"*
- *Malibu Boats – Nasdaq: "MBUU"*
- *Mastercraft – Nasdaq: "MCFT"*
- *MarineMax Inc. – NYSE: "HZO"*
- *Marine Products – Nasdaq: "MPX"*

Have little to zero electric powerboat footprint.

11 STAYCATION – THE “NEW NORMAL” WITHIN A CONTROLLED ENVIRONMENT Michael Harpe CEO OF Winnebago Industries: “….fun, safe ways to control their environment in the outdoors.” David Foulkes CEO of Brunswick: “….soaring boat demand and rebuilding the pipeline.” “…surge in first time boat buyers.” Non - boaters are figuring out what boaters already knew; boating is the best way to spend time with your family. Amidst the pandemic with social distancing required, it's one of the easiest and safest ways to relax and unwind.

INVESTOR PRESENTATION 2020 Vision Marine Technologies ™ boats are purpose built and handcrafted, highly durable, low maintenance, environmentally friendly electric recreational powerboats. In our last two fiscal years, with very limited marketing, we sold 46 and 21 powerboats respectively, and we expect to manufacture approximately 150 powerboats and up to 300 powertrains in the twelve months following the closing of this offering. We sell powerboats to retail markets as well as operators of rental fleets, through which we will continue to build significant brand awareness. Letters of Interest (“LOI”) for the following; • 12 months following the IPO 186 units • 24 months following the IPO 335 units • 36 months following the IPO 504 units • Total units under LOI 1,025 units. Average anticipated price per unit is CDN$100,000 . (US$76,430 @ $1.3411 exchange rate) FULLY ELECTRIC POWERTRAIN E - MOTION ROBUST EARLY DEMAND Poised to capitalize on the substantial and increasingly legislated move to green energy. Outboard engine market expected to grow to US$17B by 2025, from US$2.9B in 2018. Electric powertrain is designed to yield 180hp at 94% load. Providing eco - friendly solution to gas traditional ICE outboard motors. Multi - revenue sources: e - commerce electric boat sales; direct sales to OEMs of the outboard motor; and, rental operations throughout North America. Highly knowledgeable and experienced management team focused on growth and execution. 12

E - M O T I O N

OUR VISION: DISRUPTION

Our Vision is to strive to change and be a contributing factor in fighting the problem of waterway pollution by disrupting the boating industry with electric power, contributing to zero pollution, zero emission, wave less water, and a noiseless environment.

The Company's flagship outboard powertrain is the first fully electric outboard motor that combines an advanced battery pack, inverter, and high efficiency motor.

We continue to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric recreational powerboats to recreational customers.

The design and technology applied to our boats results in far greater and enhanced performance, higher speeds and longer range. Simply stated, a smoother ride than a traditional ICE motorboat.

Highly knowledgeable and experienced management team, whose significant beneficial insider ownership fully aligns its interest with that of all shareholders.


VISION
Marine Technologies
Yachtsport

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INVESTOR PRESENTATION 2020 14 EXPERIENCED LEADERSHIP MANAGEMENT TEAM ALEXANDRE MONGEON Chief Executive Officer & Director • Over 25 years of extensive experience in the Boating industry with a background in electricity. • Oversees the design, manufacturing, and production of the E - Motion technology and electric boats. • Founder & Owner of Lido Marina Village Electric Boat Rental, Newport Beach, California. Luxury club and e - boat rentals in Newport Beach Harbor. • Socially responsible entrepreneur and avid racer of speed boats globally. PATRICK BOBBY Chief Operating Officer & Director KULWANT SANDHER Chief Financial Officer • Over 30 years of entrepreneur experience in operating and managing businesses. • Imported high performance boats into Canada alongside Alexandre Mongeon. • Co - founder of Vision Marine Technologies. • Extensive experience in logistics and managing operations. • Over 25 years experience in business and finance. • Leadership positions in a variety of private and public companies. • Nasdaq IPO experience. • Chartered Professional Accountant (CPA).

INVESTOR PRESENTATION 2020 15 EXPERIENCED LEADERSHIP BOARD OF DIRECTORS RENAUD CLOUTIER Director • Over 15 years with Hydro - Québec’s Direction for Transportation Electrification as Senior Delegate. • Direction for Transportation Electrification as Senior Delegate, he occupied various senior management positions in business development and international partnerships at TM4 (www.tm4.com), a world leader in the design and manufacturing of electric drivetrains. • Instrumental in TM4’s product management and international growth including establishing a manufacturing JV in China. • Mr. Cloutier serves on several Boards of Directors of key industry players in Canada, including Electric Mobility Canada (emc - mec.ca) and the Innovative Vehicle Institute (ivisolutions.ca), where he was the Founder and first President. STEVE P. BARRENECHEA Director • Entrepreneur and advisor, with 30+ years of hands on expertise covering the hospitality, and renewable and alternative energy industries, with a focus on EV and battery technologies. • Held numerous senior management and consulting positions with both public and private companies, with emphasis on corporate governance and investor relations. • Has in the past sat on the Board of Directors of The Creative Coalition, The American Red Cross, among others. LUISA INGARGIOLA Director • Diverse experience of capital markets and public companies. Currently, CFO of Avalon GloboCare, a biotech health care company with leading cell based therapeutic technologies for cancer and neuromuscular disease. • Director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. • Previously CFO and current board member of Magne Gas Corporation. • BS in Finance, Boston University and Master of Health • Administration, University of South Florida. ROBERT GHETTI Vice Chairman & Director • Diverse experience in business development, sales, and marketing. • Held executive roles with several business in Montreal, Canada. • Since 2003 built an extensive real estate portfolio of commercial and industrial buildings.

INVESTOR PRESENTATION 2020 16 TOTAL PRE - IPO OUTSTANDING SHARES OPTIONS* DIRECTORS AND OFFICERS AS A GROUP * Options: exercisable from US$2.07 to US$2.76 (Based on an exchange rate = $1.3411 CAD/USD) 5,177,677 524,324 67% VISION MARINE TECHNOLOGIES ™ CAPITALIZATION

INVESTOR PRESENTATION 2020 17 First to market launching the world’s most powerful electric outboard motor Vision Marine Technologies ™ unique experience, production capability, and diverse product offering give us the ability to successfully operate in the recreational electric powerboat market in a way that our competitors cannot. Our competitive advantages: DISRUPTIVE AND INNOVATIVE PROPRIETARY IP AND TECHNOLOGY : we have continuously demonstrated our capacity to develop groundbreaking products through R&D. PRODUCT PERFORMANCE : the efficiency of our powertrain systems enable our boats to demonstrate significantly greater speed and range; CERTIFICATION : our boats are certified by the U.S. Coast Guard and the Canadian Coast Guard and meet the European Union’s imported manufactured products standards. No other manufacturer can make this claim; PRODUCT PRICE : we believe that our products and proprietary powertrain system is a gamechanger regarding competitive pricing and performance; MANAGEMENT EXPERTISE : our founders have extensive experience in offshore power boating and are aware of what is required by customers with regard to power and efficiency of ecologically friendly, purpose built outboard electric powertrain systems. VISION MARINE TECHNOLOGIES ™ KEY TAKEAWAYS 17

INVESTOR PRESENTATION 2020 18 Kulwant Sandher Chief Financial Officer E: ks@v - mti.com Bruce Nurse C: 303 - 919 - 2913 E: bn@v - mti.com VISIT US visionmarinetechnologies.com FOR MORE INFORMATION CONTACT US